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                                    FINANCIAL
                                   PROTECTION


                                 PRESS RELEASE

                                                              September 22, 2005

--------------------------------------------------------------------------------
                 AXA H1 2005 EARNINGS: A VERY STRONG PERFORMANCE
                EXPECTED STRONG DOUBLE-DIGIT 2005 EARNINGS GROWTH

--------------------------------------------------------------------------------


      o  Continued focus on profitable growth driving strong performance
         -  AXA Group underlying earnings up 28%(1) to Euro 1,761 million
         -  Life & Savings new business value up 20%(2) to Euro 443 million
         - P&C revenues up 3%(2) together with the combined ratio improving 1 point to 97.5%
         - Asset management net inflows of Euro 16 billion(3) contributing to underlying earnings growth of 30%(1)


      o Tight management and increased earnings resulting in a stronger Balance Sheet
         -  Gearing at a historically low level of 38% vs. 42% at year end 2004
         -  P&C reserve ratios continued to improve
         -  Shareholders' equity up 15% to Euro 32.7 billion
         -  Unrealized gains attributable to shareholders(4) standing at Euro
            10.1 billion, up 28%

      o Selective acquisition strategy delivering results
         -  MONY integration well on track
         - Advest sale reduces MONY goodwill by 31% and should strongly enhance returns
         - Recent acquisitions of Framlington and Seguro Directo should further complement the growth potential of AXA Investment Managers and AXA Portugal


--------------------
(1) At constant exchange rates
(2) At constant scope and exchange rates
(3) Excluding AC Cash Management Services
(4) Including, fair value of invested assets recorded through shareholders' equity, unrealized gains on Alliance Capital and unrealized gains on loans and real estate which are not recorded in shareholders' equity

-------------------------------Be Life Confident--------------------------------

Paris - AXA released today its detailed 1H'05 results(5).

First half 2005 underlying earnings(6) at Euro 1,761 million increased strongly by 26% compared to the first half of 2004.

  IFRS                                       1H05         1H04               Change            1H05 per       Change
  Euro million                                                                                 share(a)
  Except per share amounts                                           Reported     @ Cst FX
                                          -------------------------------------------------------------------------------

  -----------------------------------------------------------------------------------------------------------------------
  Underlying Earnings                       1,761         1,398        +26%         +28%          0.93          +21%
  -----------------------------------------------------------------------------------------------------------------------
  Net capital gains                           370           263
  -----------------------------------------------------------------------------------------------------------------------
  Adjusted Earnings                         2,132         1,661        +28%         +31%          1.12          +24%
  -----------------------------------------------------------------------------------------------------------------------
  Profit or loss on financial assets          119           -16
  under Fair Value option and
  derivatives

  Exceptional operations                       27           126

  Goodwill & related intangibles               -4           -38
  -----------------------------------------------------------------------------------------------------------------------
  Net income, Group share                   2,274         1,733        +31%         +33%          1.19          +27%
  -----------------------------------------------------------------------------------------------------------------------

(a) Fully diluted. Weighted average number of fully diluted shares was 1,958m in 1H05 versus 1,931m in 1H04.


UNDERLYING EARNINGS

1H05 underlying earnings improved by 26% (or +28% at constant exchange rates) to Euro 1,761 million, driven by double-digit growth in Life & Savings, Property & Casualty and Asset Management.

IFRS (Euro million)                                     1H05           1H04          Change         Change
                                                                                                   @ Cst FX
                                                   ------------------------------------------------------------
Life & Savings                                            972             815          +19%           +22%
Property & Casualty                                       695             577          +20%           +21%
International Insurance                                   103             138          -25%           -26%
Asset Management                                          154             123          +25%           +30%
Other Financial Services & Holdings                      -163            -256            --             --
---------------------------------------------------------------------------------------------------------------
Total Underlying Earnings                               1,761           1,398          +26%           +28%
---------------------------------------------------------------------------------------------------------------

Note: For underlying earnings analysis below, percentage changes between first half 2004 and first half 2005 are presented at constant exchange rates.


--------------------
(5) AXA's independent auditors have carried out a limited review of AXA's consolidated first half 2005 financial statements. AXA's 1H05 results have been prepared in accordance with IFRS and interpretations expected to be applicable and endorsed by the European Commission for the year-end 2005 closing.
(6) Underlying earnings are adjusted earnings, excluding net capital gains attributable to shareholders. Adjusted earnings represent net income before the impact of exceptional operations, goodwill and related intangibles amortization/impairments, and profit or loss on financial assets accounted for under the fair value option and derivatives related to invested assets (For more details see glossary in the Management Report). Adjusted and underlying earnings are non-GAAP measures and as such are not audited, and they may not be comparable to similarly titled measures reported by other companies. Management uses these non-GAAP measures as key indicators of performance in assessing AXA's various businesses and believes that the presentation of these measures provides useful and important information to shareholders and investors as measures of AXA's financial performance.

-------------------------------Be Life Confident------------------------------ 2

Life & Savings underlying earnings increased by 22%, to Euro 972 million, notably driven by fees & revenues and technical margin, which more than compensated for a continued low interest rate environment. As expected, the US benefited from Euro 61 million incremental earnings stemming from the MONY acquisition. Japan's underlying earnings included non recurring elements for a net impact of Euro 47 million including a positive tax impact (Euro 188 million) reflecting the improvement in recoverability of tax losses carried forward, partly offset by additional VBI(7) and DAC(8) amortization due to a change in future investment assumptions (Euro -136 million).

In addition to these elements, the main contributors to the Life & Savings' strong performance were France and the US.

Underlying investment margin was Euro 1,098 million, down 3%, mainly driven by Japan. In Japan, the decrease in investment margin resulted from higher currency hedging costs and the portfolio restructuring (shift from US bonds into Japanese bonds) implemented in late 2004. In the US, the positive impact of the integration of MONY more than offset lower yields and prepayments on fixed maturities as well as lower partnership distributions from a very strong level in 2004.

Fees & Revenues were Euro 2,437 million, up 18%. Excluding the positive effect of MONY, Fees & Revenues were up 13%, driven by higher separate account balances resulting from both market appreciation and strong net inflows, notably in France, the UK and the US, and by strong overall sales of life products. The UK also benefited from the development of credit insurance business. In addition, mutual fund revenues were up 15% mainly driven by Australia.

Net technical margin was Euro 532 million, up 34%. Excluding MONY, net technical margin was up 12% driven by better morbidity margin on health products in Japan, better life mortality experience in the US and adverse 2004 claims experience in Group disability in France.

Globally, total gross margin (sum of the above margins) was Euro 4,067 million, up 13% with MONY representing 7 points of this growth.

Expenses, tax and minority interests were Euro -3,095 million up 11% with MONY representing 7 points of this growth. H1 2005 was impacted by higher DAC amortization especially in the US and by higher expenses in the UK related to sales and customer services strategic initiatives. Japan was positively impacted by the non-recurring profit mentioned above.


--------------------
(7) VBI: Value of Business In force
(8) DAC: Deferred Acquisition Costs

-------------------------------Be Life Confident------------------------------ 3

Property & Casualty underlying earnings were Euro 695 million, up 21%, due principally to a 1.0 point improvement in the combined ratio to 97.5%, together with premium growth, and higher investment income supported by strong cash flows. 1H'05 continued to benefit from improved claims frequency in individual motor and a low level of large claims, especially in Property. The main contributors to the P&C improvement were Germany, France, the UK & Ireland and Canada.

                                                    Combined ratios
                                             ------------------------------
    Ratios in %                                               Change from
                                                1H 2005         1H 2004
                                             ------------------------------
    France                                        98.5           -1.0
    Germany                                       96.7           -2.5
    UK & Ireland                                  97.3           -0.2
    Belgium                                       96.5           +1.6
    Southern Europe                               99.1            --
    Other countries                               94.8           -4.9
    -----------------------------------------------------------------------
    Total P&C                                     97.5           -1.0
    -----------------------------------------------------------------------

The loss ratio improved 1.5 point to 70.2% driven by improvement in the current year loss ratio and positive prior year developments in all countries.

Overall current year loss ratio benefited from:

    - the favorable evolution of bodily injury claims frequency on the personal motor portfolio in France and Southern Europe;
    - lower severity of bodily injury claims and a favorable product mix in the UK.

The expense ratio increased 0.5 point to 27.3% mainly driven by acquisition expenses, notably in the UK with a continued shift towards lower loss/higher commission business. The administrative expense ratio was stable at 10%.

P&C performance was achieved while maintaining very strong premiums and claims ratios. The net technical reserves to net earned premiums ratio increased by 2 points to 199% compared to June 30, 2004 ratio while the net claims reserves to net claims paid ratio increased by 8 points to 262%.

Investment income increased Euro 105 million to Euro 819 million driven by higher average asset bases fueled by positive cash flows (Euro 1.6 billion)(9).


--------------------
(9) Net operational cash flows are written premiums net of claims paid, including expenses, taxes and investment income. Scope : France, UK + Ireland, Germany, Belgium and Southern Europe.

-------------------------------Be Life Confident------------------------------ 4

International Insurance underlying earnings were down 26% to Euro 103 million as AXA RE was impacted by major losses in 1H'05 (Euro 73 million, gross of tax), compared to none during the same period last year.

AXA RE underlying earnings were down 37% at Euro 55 million. 10 points of this decrease is explained by the transfer in October 2004 of AXA RE US entities to the Other International Activities segment (Euro 13 million of underlying earnings for 1H'04). On a comparable basis, underlying earnings decreased 27%, driven by (i) a 5.2 point deterioration of the loss ratio to 82.0% as major losses recorded in 1H'05 more than offset lower attritional claims, as well as
(ii) unfavorable geographical mix of results negatively impacting the overall tax rate.

At the same time, AXA RE continued to improve its expense ratio by 2.6 points to 15.0% following on-going cost control. As a result, AXA RE combined ratio was 97.0% versus 94.4% last year.

AXA Corporate Solutions Assurance underlying earnings were up 47% or Euro 12 million to Euro 38 million mainly driven by stronger investment income which benefited from the reinvestment of positive cash flows.

Asset Management underlying earnings were Euro 154 million, up 30%, benefiting from higher average Assets Under Management, fuelled by solid net inflows of Euro 16 billion(10), and cost-control. Total AUM for Asset Management at the end of June 2005, was Euro 809 billion, up 5%(10) at constant exchange rates versus December 31, 2004.

Alliance Capital underlying earnings increased 19% to Euro 98 million mainly driven by a 1.5 point improvement in the operating cost income ratio and by a 2.8% increase in the ownership interest of the AXA Group to 61% as of June 30, 2005.

AXA Investment Managers underlying earnings increased 53% to Euro 57 million driven by a strong increase of revenues(11) (+21%) supported by higher average AUM (+19%), which benefited from strong net inflows, favorable market appreciation and higher performance fees. At the same time, expenses grew at a lower pace resulting in a 2.8 point improvement of the operating cost income ratio.

Other Financial Services & Holdings underlying earnings improved by Euro 91 million to Euro -163 million, mainly due to a tax benefit at AXA SA (Euro 47 million) and to higher AXA Bank Belgium earnings.


--------------------
(10) Excluding impact of the sale of AC Cash Management Services
(11) Revenues, excluding management and front-end fees collected on behalf of external distributors

-------------------------------Be Life Confident------------------------------ 5

ADJUSTED EARNINGS

1H'05 adjusted earnings, the basis for our dividend policy, were up 28% (or +31% at constant exchange rates) to Euro 2,132 million, driven by the solid underlying earnings performance as well as a Euro 107 million increase in net capital gains attributable to shareholders to Euro 370 million.

1H'05 net capital gains attributable to shareholders benefited from (i) Euro 114 million release of valuation allowance on tax losses carried forward in Japan,
(ii) capital gains on the restructuring of the AXA Japan investment portfolio (Euro 200 million) offset by related impacts of changes in future investment assumptions, (iii) strong equity markets, especially in Europe.

NET INCOME, GROUP SHARE

1H'05 net income of Euro 2,274 million increased by 31% (or 33% at constant exchange rates) driven by the increase in adjusted earnings. The lower impact from exceptional operations was more than offset by (1) higher profit on financial assets under Fair Value option and derivatives and (2) the non-recurrence of half year 2004 goodwill impairment in our Netherlands P&C operation.

BALANCE SHEET

As of June 30, 2005 shareholders' equity was Euro 32.7 billion, up 15% compared to December 31, 2004, primarily benefiting from retained earnings and the appreciation of financial markets.

Fair value of invested assets recorded through shareholders' equity was Euro 7.5 billion, up Euro 1.7 billion versus December 31, 2004.

Total unrealized capital gains attributable to shareholders reached Euro 10.1 billion as of 6/30/05 of which
    - Euro 7.5 billion of fair value of invested assets recorded through shareholders' equity, as mentioned above,
    - Euro 1.1 billion of unrealized capital gains on real estate and loans (not recorded through shareholders' equity), stable from December 31, 2004,
    - Euro 1.5 billion of unrealized gain on Alliance Capital investment (not recorded through shareholders' equity), up Euro 0.5 billion from December 31, 2004.

The deleveraging of the balance sheet, in progress since year end 2000, accelerated in 1H'05 and as of June 30, 2005 gearing stood at 38% down from 42% as of December 31, 2004.

OUTLOOK

In the first half of 2005, the Group demonstrated its capacity to deliver very strong earnings growth in Life & Savings, Property & Casualty and Asset Management. Management currently expects the financial market environment to remain good for Life & Savings and Asset Management, and more particularly for higher margin unit-linked products in a context of low interest rates.

In Property & Casualty, management expects a continuation of the positive trends witnessed in the first half of the year, despite some pricing pressure, due to continued moderate claims frequencies.


-------------------------------Be Life Confident------------------------------ 6

Despite the recent weather related events in the US and barring any new major catastrophic events, Management believes that the Group is well on track to deliver strong double digit earnings growth for the full year 2005.

Information about the Half Year Earnings Presentations

Members of AXA's senior management will discuss this result at conferences in:

o  Paris, September 22, 2005
   -------------------------
   The conference will be accessible through a live Webcast and a conference call. The Webcast will begin at 2.00 pm in Paris (8.00 am in New York, 1.00 pm in London). A slide presentation will accompany the event. Go to www.axa.com 10-15 minutes prior to the event to join the Web cast or to obtain investor material.
   The conference call access numbers are
   + 44 (0) 207 162 0085 for the UK and + 1 334 323 6201 for the US
   Replay will be available on the following day only.
   Numbers are  +44.207.031.4064 for  the UK,  +33.1.70.99.35.29 for France and
   +1.954.334.0342 for the U.S.  Access code: 674053


o  London, September 23, 2005
   --------------------------
   The conference will be accessible through a conference call in listen-only mode. The conference will begin at 9.00 am in London (10.00 am in Paris). The access number is +44 (0) 207 162 0084
   Replay will be available until September 26. Numbers are +44.207.031.4064 for UK, +33.1.70.99.35.29 for France and +1.954.334.0342 for the U.S. Access
   code: 674055


About AXA

AXA Group is a worldwide leader in financial protection. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA had Euro 935 billion in assets under management as of June 30, 2005. For full year 2004, IFRS revenues amounted to Euro 67 billion and IFRS underlying earnings amounted to Euro 2,640 million. AXA reported total IFRS revenues of Euro 37 billion and IFRS underlying earnings of Euro 1,761 million for the first half of 2005. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

                                       * *
                                        *

     This press release is available on the AXA Group web site: www.axa.com

AXA Investor Relations:                        AXA Media Relations:
----------------------                         -------------------
Matthieu Andre:           +33.1.40.75.46.85    Christophe Dufraux:   +33.1.40.75.46.74
Caroline Portel:          +33.1.40.75.49.84    Clara Rodrigo:        +33.1.40.75.47.22
Sophie Bourlanges:        +33.1.40.75.56.07    Rebecca Le Rouzic:    +33.1.40.75.97.35
Marie-Flore Bachelier:    +33.1.40.75.49.45    Mary Taylor:          +1.212.314.5845
Emmanuel Touzeau:         +33.1.40.75.49.05
Kevin Molloy:             +1.212.314.2893

IMPORTANT LEGAL INFORMATION AND CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and AXA's plans and objectives to differ materially from those expressed or implied in the forward looking


-------------------------------Be Life Confident------------------------------ 7
statements (or from past results). These risks and uncertainties include, without limitation, the risk of future catastrophic events including possible future weather-related catastrophic events, terrorist related incidents, economic and market developments, regulatory actions and developments, litigations and other proceedings. Please refer to AXA's Annual Report on Form 20-F and AXA's Document de Reference for the year ended December 31, 2004, for a description of certain important factors, risks and uncertainties that may affect AXA's business. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.


-------------------------------Be Life Confident------------------------------ 8

APPENDIX 1 - UNDERLYING EARNINGS

IFRS Results (Euro million)                       HY 2005          HY 2004        Change       Change at constant
                                                                                                 exchange rates
                                              -------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
TOTAL Underlying earnings                             1,761        1,398           + 26%                   + 28%
-----------------------------------------------------------------------------------------------------------------
Life & Savings                                          972          815           + 19%                    +22%
     United States                                      388          317            +22%                   + 28%
     France                                             249          218           + 14%                   + 14%
     United Kingdom                                      43           38           + 13%                   + 15%
     Japan                                              118           80           + 48%                   + 54%
     Germany                                             15            0              --                      --
     Belgium                                             42           41            + 4%                    + 4%
     Southern Europe                                     25           23            + 6%                    + 6%
     Other Countries                                     92           98            - 6%                    - 4%
of which Australia / New Zealand                         29           29             +2%                    + 2%
of which Hong-Kong                                       36           39            - 7%                    - 3%
-----------------------------------------------------------------------------------------------------------------
Property & Casualty                                     695          577           + 20%                   + 21%
     France                                             195          164           + 19%                   + 19%
     Germany                                            105           68           + 55%                   + 55%
     United Kingdom                                     161          145           + 11%                   + 12%
     Southern Europe                                     70           67            + 4%                    + 4%
     Belgium                                             84           92            - 9%                    - 9%
     Other Countries                                     81           42           + 91%                   + 89%
-----------------------------------------------------------------------------------------------------------------
International Insurance                                 103          138           - 25%                   - 26%
     AXA RE(12)                                          55           88           - 37%                   - 37%
     AXA Corporate Solutions Assurance                   38           26           + 47%                   + 47%
     Other International                                  9           24           - 61%                   - 63%
-----------------------------------------------------------------------------------------------------------------
Asset Management                                        154          123           + 25%                    +30%
     Alliance Capital                                    98           86           + 14%                   + 19%
     AXA Investment Managers                             57           38           + 50%                   + 53%

-----------------------------------------------------------------------------------------------------------------
Other Financial Services                                 42            8          + 400%                  + 400%
-----------------------------------------------------------------------------------------------------------------
Holding Companies                                     (205)        (265)              --                      --
-----------------------------------------------------------------------------------------------------------------


-------------------
(12) Transfer of AXA RE US entities from AXA RE segment to
Other International Activities in October 2004

-------------------------------Be Life Confident------------------------------ 9

APPENDIX 2 - EARNINGS SUMMARY AFTER TAXES AND MINORITY INTERESTS -
             Half Year 2005


--------------------------------------------------------------------------------------------------------------------------
                                             Net income        Goodwill and related
                                             Group Share            intangibles        Exceptional operations
                                        ---------------------------------------------------------------------
Consolidated Earnings                    Period     Period      Period      Period       Period      Period
(in euro million)                         Ended      Ended       Ended       Ended       Ended       Ended
                                         June 30,   June 30,    June 30,    June 30,    June 30,    June 30,
                                          2005        2004        2005        2004        2005        2004
--------------------------------------------------------------------------------------------------------------------------
Life & Savings                            1 223        975         (4)           -         -          (7)
 France                                     328        254           -           -         -            -
 United States                              402        352         (4)           -         -            -
 United Kingdom                              40       (27)           -           -         -            -
 Japan                                      236        209           -           -         -            -
 Germany                                     17       (33)           -           -         -          (7)
 Belgium                                     64         88           -           -         -            -
 Southern Europe                             31         29           -           -         -            -
 Other countries                            105        102           -           -         -            -
  of which Australia / New Zealand           32         25           -           -         -            -
  of which Hong-Kong                         39         44           -           -         -            -
--------------------------------------------------------------------------------------------------------------------------
Property & Casualty                         882        677           -        (32)         -            -
 France                                     237        180           -           -         -            -
 Germany                                    157         62           -           1         -            -
 Belgium                                    125        112           -           -         -            -
 United Kingdom & Ireland                   189        182           -           -         -            -
 Southern Europe                             86        110           -           -         -            -
 Other countries                             88         32           -        (34)         -            -
--------------------------------------------------------------------------------------------------------------------------
International Insurance                     155        156         (0)         (5)        23            -
 AXA RE                                      66        103           -         (5)         -            -
 AXA Corporate Solutions Assurance           54         21           -           -         -            -
 Other                                       35         32         (0)           -        23            -
--------------------------------------------------------------------------------------------------------------------------
Asset Management                            160        126           -           -         3            -
 Alliance Capital                           105         87           -           -         3            -
 AXA Investment Managers                     55         39           -           -         -            -
--------------------------------------------------------------------------------------------------------------------------
Other Financial services                     58          1           -           -         2            -
--------------------------------------------------------------------------------------------------------------------------
      Holdings                            (204)      (202)           -           -         -          134
--------------------------------------------------------------------------------------------------------------------------
      TOTAL                               2 274      1 733         (4)        (38)        27          126
--------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------
                                             Profit or loss
                                           (excluding change)
                                           on financial assets                                    Net realized capital
                                            (under Fair Value                                      gains attributed to
                                           option) & derivatives        Adjusted Earnings             shareholders
                                          --------------------------------------------------------------------------------
Consolidated Earnings                      Period     Period            Period    Period            Period    Period
(in euro million)                           Ended      Ended             Ended     Ended             Ended     Ended
                                           June 30,   June 30,          June 30,  June 30,          June 30,  June 30,
                                             2005       2004              2005      2004              2005      2004
--------------------------------------------------------------------------------------------------------------------------
Life & Savings                                41        (1)              1 185        983               213      168
 France                                       44       (11)                284        266                35       47
 United States                                 2          8                404        344                16       27
 United Kingdom                             (11)        (1)                 51       (27)                 8     (65)
 Japan                                         3         10                232        199               114      119
 Germany                                       0        (1)                 17       (25)                 2     (25)
 Belgium                                       1        (7)                 63         95                21       55
 Southern Europe                               2        (0)                 29         29                 4        6
 Other countries                               1          1                104        101                13        4
  of which Australia / New Zealand             -        (0)                 32         25                 3      (3)
  of which Hong-Kong                           -          -                 39         44                 2        5
--------------------------------------------------------------------------------------------------------------------------
Property & Casualty                           47         11                835        698               140      121
 France                                       29          1                208        179                13       15
 Germany                                      13         11                143         50                38     (18)
 Belgium                                       5        (1)                120        113                37       21
 United Kingdom & Ireland                      -          -                189        182                28       37
 Southern Europe                             (0)          1                 86        109                16       42
 Other countries                               -          -                 88         65                 7       23
--------------------------------------------------------------------------------------------------------------------------
International Insurance                      (3)          2                135        159                32       22
 AXA RE                                        1          2                 64        107                10       19
 AXA Corporate Solutions Assurance           (3)          0                 58         21                19      (5)
 Other                                       (1)          0                 13         32                 4        8
--------------------------------------------------------------------------------------------------------------------------
Asset Management                             (2)          1                159        125                 5        2
 Alliance Capital                              -          -                102         87                 4        2
 AXA Investment Managers                     (2)          1                 57         38                 0        -
--------------------------------------------------------------------------------------------------------------------------
Other Financial services                      10        (7)                 47          8                 5      (0)
--------------------------------------------------------------------------------------------------------------------------
      Holdings                                26       (22)              (231)      (314)              (25)     (50)
--------------------------------------------------------------------------------------------------------------------------
      TOTAL                                  119       (16)              2 132      1 661               370      263
--------------------------------------------------------------------------------------------------------------------------


                                                   Underlying Earnings       Underlying Earnings
                                                 ---------------------------------------------------
Consolidated Earnings                                 Period    Period
(in euro million)                                     Ended     Ended
                                                     June 30,   June 30,                 Change at
                                                       2005      2004       Change      constant FX
----------------------------------------------------------------------------------------------------
Life & Savings                                          972       815        19%           22%
 France                                                 249       218        14%           14%
 United States                                          388       317        22%           28%
 United Kingdom                                          43        38        13%           15%
 Japan                                                  118        80        48%           54%
 Germany                                                 15         0         --            --
 Belgium                                                 42        41         4%            4%
 Southern Europe                                         25        23         6%            6%
 Other countries                                         92        98        -6%           -4%
  of which Australia / New Zealand                       29        29         2%            2%
  of which Hong-Kong                                     36        39        -7%           -3%
----------------------------------------------------------------------------------------------------
Property & Casualty                                     695       577        20%           21%
 France                                                 195       164        19%           19%
 Germany                                                105        68        55%           55%
 Belgium                                                 84        92        -9%           -9%
 United Kingdom & Ireland                               161       145        11%           12%
 Southern Europe                                         70        67         4%            4%
 Other countries                                         81        42        91%           89%
----------------------------------------------------------------------------------------------------
International Insurance                                 103       138       -25%          -26%
 AXA RE                                                  55        88       -37%          -37%
 AXA Corporate Solutions Assurance                       38        26        47%           47%
 Other                                                    9        24       -61%          -63%
----------------------------------------------------------------------------------------------------
Asset Management                                        154       123        25%           30%
  Alliance Capital                                       98        86        14%           19%
  AXA Investment Managers                                57        38        50%           53%
----------------------------------------------------------------------------------------------------
Other Financial services                                 42         8       400%          400%
----------------------------------------------------------------------------------------------------
      Holdings                                        (205)     (265)         --            --
----------------------------------------------------------------------------------------------------
      TOTAL                                           1 761     1 398        26%           28%
----------------------------------------------------------------------------------------------------